                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                   SCHEDULE TO
                             _______________________

                                 (RULE 14D-100)
                             _______________________

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              _____________________

                              HECLA MINING COMPANY
                            (Name of Subject Company)
                              _____________________

                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                              _____________________

                 Series B Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)
                          _____________________________

                                    422704205
                      (CUSIP Number of Class of Securities)
                       ___________________________________

                                Michael B. White
                              Hecla Mining Company
                               6500 Mineral Drive
                         Coeur d'Alene, Idaho 83815-8788
                          Telephone:     (208) 769-4110
                          Facsimile:     (208) 769-7612

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)
                       ___________________________________

                                   Copies To:
                                 John H. Bitner
                             Bell, Boyd & Lloyd LLC
                       70 West Madison Street, Suite 3300
                             Chicago, Illinois 60602
                          Telephone:     (312) 807-4306
                          Facsimile:     (312) 827-8048

 X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     third-party tender offer subject to Rule 14d-1.
X    issuer tender offer subject to Rule 13e-4.
     going private transaction subject to Rule 13e-3.
     amendment to Schedule 13d under Rule 13d-2.

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                                                                         2002-14
[Hecla Logo]

          NEWS RELEASE


                   HECLA TENDERS OFFER FOR PREFERRED B SHARES

                              FOR IMMEDIATE RELEASE
                                  June 13, 2002

     COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL & HL-PrB:NYSE) today announced its intent to offer to holders of its Series B Cumulative Convertible Preferred stock to exchange each of their Preferred shares for seven (7) shares of Hecla Common stock. The offer will be open for 20 business days from the time the final offer document has been mailed to preferred shareholders, which is expected to occur within the next few days.

     At yesterday's closing stock price (June 12, 2002), the offer would compute to $29.54 in common stock value for each share of Preferred stock, which closed at $21.95 yesterday, a 35% premium over market value. Hecla Chairman and Chief Executive Officer Arthur Brown said, "Our board of directors and management thought long and hard about an offer that would benefit both our common and preferred shareholders. We believe acceptance of this offer will bring value to common shareholders by removing the dividend associated with the preferred stock, which is currently a total of $8 million annually. It will benefit preferred shareholders by offering them a premium to the market value of their preferred stock and give them the opportunity to participate in further upside value through the common stock." Brown continued, "The board of directors makes the decision each quarter on whether to declare a dividend for the preferred stock. However, we have many priorities for our cash and do not intend to resume payment of preferred dividends at this time. We realize the prospect of no dividends may be untenable for some Preferred B holders, so we feel this offer is a good opportunity for preferred shareholders to trade out of the Preferred B stock at a premium." The offer is more than twice the value the Preferred B shareholders would get if they exercised their right of conversion at the ratio of 3.2154 common shares (specified in the preferred stock terms) for each preferred share.

     If every preferred shareholder accepts the tender offer, preferred shareholders would hold about 17.5% of the total percentage of Hecla stock ownership. This is approximately the same percentage of common stock ownership rights they received when the preferred shares were originally issued in 1993. Brown said, "Although this offer is at a discount to the face value of $50 for the preferred shares when they were originally issued, it is certainly a premium to the low price they have traded at in the past year. And on a percentage basis, preferred shareholders will maintain close to the same total ownership of Hecla that they had when the shares were issued. In the meantime, they were able to collect about $58 million in dividends since 1993."

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     Preferred B shareholders will be notified as to the logistics of accepting and implementing the tender offer with the mailing of the offer document within the next two weeks.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 111-year-old company, Hecla has long been well known in the mining world and financial markets as a primary silver producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

     Statements made which are not historical facts, such as anticipated payments, production, sales of assets, exploration results and plans, costs, prices or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, project development risks and ability to raise financing. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. The company undertakes no obligation and has no intention of updating forward-looking statements.

                                     NOTICE


     This announcement is neither an offer to purchase nor a solicitation of an offer to sell common or preferred stock of Hecla Mining Company. At the time the offer is commenced, Hecla Mining Company will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Circular, the related Letter of Transmittal and certain other offer documents will be made available to all holders of the Series B Cumulative Convertible Preferred Stock at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letter of Transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.

  Contact:  Vicki J. Veltkamp, vice president - investor and public relations,
                                  208/769-4144
     Hecla's Home Page can be accessed on the Internet at: http://www.hecla-
                                   mining.com